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                                                                   July 14, 2005


Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:      PacificHealth Laboratories, Inc.
         Form 10-QSB for Quarterly Period Ended March 31, 2005
         File No. 0-23495
         -----------------------------------------------------

Dear Mr. Rosenberg:

This is in response to your letter dated July 1, 2005, addressed to the undersigned containing the staff's questions regarding the above referenced Form 10-QSB.

Financial Statements
--------------------

2. Revenue Recognition, pages 6-7.
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This customer has been our largest customer for our endurance products since
1999. Prior to 2004, no sales minimums were required on any sales to this customer. In 2004, we entered the strength-training market by signing an exclusive purchasing agreement with the aforementioned customer. Starting in 2004, both the endurance products and the strength products were sold pursuant to formal, written purchase agreements with predetermined minimum sales thresholds with this customer.

In 2004, the Company analyzed the historical sales experience for its endurance products and its projected sales volumes for its strength-training products and concluded that all products sold to this customer would achieve the minimum sales thresholds defined in the purchase agreements. In March of 2005, it became clear that 3 out of 5 the Company's strength-training products would not achieve the sales minimums defined in the December 2003 purchase agreement which governed the strength products to be sold in 2004 and for the first time contained minimums. As a result, all products that did not meet the sales minimums and were not sold through to the customer's end user were subject to return provisions defined in the purchase agreement. Also in March 2005, this customer notified the Company that it was discontinuing the entire suite of strength-training products. This included strength-training products that had met the minimum sell-through requirements as defined in the December 2003 purchase agreement. Since this customer was the largest customer for the Company's endurance products, the Company made a business decision to accept returns for the strength-training products that had met the minimum sell-through requirements defined in the December 2003 purchase agreement even though the Company was not legally obligated to do so.
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In April 2005, a new purchase agreement was signed with this customer that increased the minimum levels of retail sell-through for all endurance products sold to this customer. Based on analysis of historical sales volumes, the Company determined that 9 endurance products could not demonstrate that they could meet the sales minimums defined in the new agreement. Based on the historical analysis described above, the Company determined that 3 endurance products could demonstrate that they could meet the sales minimums defined in the new agreement, but that the margin for error would be approximately 8%.

Based on the higher minimums established in the April 2005 purchase agreement and the fact that the Company has agreed to accept returns from the customer even though it was not legally required to do so, the Company felt it was appropriate to recognize revenue when products are sold through to the consumer by this customer effective January 1, 2005.

The Company believes the aforementioned revenue recognition policy is appropriate in the context of SFAS 48 as the Company is essentially selling products to this customer with a right of return and all the conditions of paragraph 6 of SFAS 48 have not been met, specifically the Company does not feel it has the ability to estimate future returns on sales made to this customer.


                                                    Very truly yours,



                                                    Stephen P. Kuchen
                                                    CFO/COO